Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-           ) and related Prospectus of Universal American Corp.  for the registration of 1,600,000 shares of its 8.50% Series A mandatorily redeemable preferred shares, and to the incorporation by reference therein of our reports dated March 1, 2011, with respect to the consolidated financial statements and schedules of Universal American Corp.’s accounting predecessor, Caremark Ulysses Holding Corp. (formerly known as Universal American Corp.) (“Old Universal American”), and the effectiveness of internal control over financial reporting of Old Universal American , included in Old Universal American’s Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

July 13, 2011

New York, New York